Exhibit (a)(5)(D)

Company Contact	Information Agent:	IR Agency Contact
Shirley Nakar - Orgad Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Alliance Advisors LLC 200 Broadacres Drive, 3rd Fl. Bloomfield, NJ 07003 U.S. and Canada: +1-855-325-6673 International: +1-973-873-7780	Philip Carlson/Collin Dennis KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Announces Final Results of its Self-Tender Offer to Purchase up to 3,000,000 of its Ordinary Shares

Lod, Israel – July 20, 2016 - AudioCodes (NASDAQ: AUDC) Press Release

Details

AudioCodes, a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced the final results of its self-tender offer to purchase up to 3,000,000 of its ordinary shares, nominal (par) value NIS 0.01 per share, which expired at 10:00 a.m., New York time, or 5:00 p.m. Israel time, on Wednesday, July 20, 2016.

In accordance with the terms and conditions of the offer, AudioCodes has accepted for purchase a total of 3,000,000 of its ordinary shares, at a cash purchase price of $4.35, net to the seller in cash, less any applicable withholding taxes, without interest. Payment for the shares accepted for purchase under the offer will be made promptly, at a total cost to the company of $13,050,000, excluding fees and expenses related to the offer.

Based on the final count by the Israeli and U.S. Depositaries for the offer, an aggregate of 5,254,186 shares were properly tendered and not properly withdrawn.

Because more than 3,000,000 shares were properly tendered , the offer was oversubscribed by 2,254,186 shares. Therefore, pursuant to the terms of the offer, shares have been accepted for purchase on a pro rata basis. The final proration factor for the offer is approximately 57.1%. AudioCodes will promptly return to tendering shareholders any shares tendered and not accepted for purchase due to the oversubscription of the offer.

Subject to applicable securities laws, AudioCodes may purchase additional shares in the future in the open market subject to market conditions and in private transactions, tender offers or otherwise. Whether the company makes additional repurchases in the future will depend on many factors, including the number of shares purchased in this self tender offer, applicable repurchase limitations under Israeli law, its business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and other factors the company considers relevant.

This press release is for information purposes only and nothing in this press release shall be considered a solicitation to buy or an offer to sell a security to any person in any jurisdiction where such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. AudioCodes retained Alliance Advisors LLC as the Information Agent for the offer. All questions regarding this self-tender offer should be directed to the Information Agent at, in the U.S. and Canada: +1-855-325-6673 (Toll-Free), or for international callers, +1-973-873-7780 (Collect).

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About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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